STATE OF NEW JERSEY
DEPARTMENT OF THE TREASURY
DIVISION OF REVENUE AND ENTERPRISE SERVICES

FILING CERTIFICATION (CERTIFIED COPY)

HOMEVEST.IO LLC
0451014933

I, the Treasurer of the State of New Jersey, do hereby certify, that the above-named did file and record in this department the below listed document(s) and that the foregoing is a true copy of the formation certificate as the same is taken from and compared with the original(s) filed in this office on the date set forth on each instrument and now remaining on file and of record in my office.

IN TESTIMONY WHEREOF, I have hereunto set my hand and affixed my Official Seal 27th day of August, 2023

Elizabeth Maher Muoio
State Treasurer



Certificate Number : 4218225082
Verify this certificate online at
https://www1.state.nj.us/TYTR_StandingCert/JSP/Ve
rify_Cert.jsp



NEW JERSEY DEPARTMENT OF THE TREASURY
DIVISION OF REVENUE AND ENTERPRISE SERVICES

CERTIFICATE OF FORMATION

HOMEVEST.IO LLC
0451014933

The above-named DOMESTIC LIMITED LIABILITY COMPANY was duly filed in accordance with New Jersey State Law on 08/27/2023 and was assigned identification number 0451014933. Following are the articles that constitute its original certificate.

1. **Name:**
   HOMEVEST.IO LLC
2. **Registered Agent:**
   UNITED STATES CORPORATION AGENTS, INC.
3. **Registered Office:**
   330 CHANGEBRIDGE RD STE 101
   PINE BROOK, NEW JERSEY 07058
4. **Business Purpose:**
   REAL ESTATE HOLDING COMPANY
5. **Duration:**
   PERPETUAL
6. **Effective Date of this Filing is:**
   08/27/2023
7. **Members/Managers:**
   MICHAEL UHR
   111 TOWN SQUARE PL STE 1238 #388760
   JERSEY CITY, NEW JERSEY 07310
8. **Main Business Address:**
   111 TOWN SQUARE PL STE 1238 #388760
   JERSEY CITY, NEW JERSEY 07310

Signatures:

TODD MCREYNOLDS
AUTHORIZED REPRESENTATIVE

IN TESTIMONY WHEREOF, I have hereunto set my hand and affixed my Official Seal 27th day of August, 2023

Elizabeth Maher Muoio
State Treasurer

Certificate Number : 4218225160
Verify this certificate online at
https://www1.state.nj.us/TYTR_StandingCert/JSP/Verify_Cert.jsp